United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 9, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

9 November 2018

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 31 May 2018 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
2 November 2018	1,806	45.6	45.71	45.652835	CBOE BZX Equity Exchange (“BATS”)
2 November 2018	500	45.61	45.69	45.662000	Boston Stock Exchange (“BSE”)
2 November 2018	200	45.66	45.66	45.660000	BATS Global Markets Secondary Exchange (“BYX”)
2 November 2018	300	45.67	45.68	45.671667	IEX (“IEXG”)
2 November 2018	300	45.68	45.68	45.680000	Chicago Stock Exchange (“MSE”)
2 November 2018	1,800	45.61	45.71	45.652778	NASDAQ
2 November 2018	1,000	45.6	45.7	45.651000	NYSE National Exchange (“NSX”)
2 November 2018	152,646	45.53	46.115	45.769243	New York Stock Exchange (“NYSE”)
2 November 2018	100	45.595	45.595	45.595000	OTC Markets (“OTC”)
2 November 2018	400	45.7	45.7	45.700000	Nasdaq PSX (“PHLX”)
2 November 2018	5,269	45.62	45.71	45.624540	NYSE Arca (“PSE”)
2 November 2018	479	45.6	45.67	45.634614	XDEA
2 November 2018	200	45.67	45.67	45.670000	XDEX
5 November 2018	150,000	45.66	46.26	45.989087	NYSE
6 November 2018	250	46.66	46.75	46.714000	BATS
6 November 2018	200	46.66	46.79	46.725000	CFX Alternative Trading (“CFX”)
6 November 2018	2,200	46.66	46.73	46.679091	IEXG
6 November 2018	465	46.66	46.75	46.679355	NASDAQ
6 November 2018	160,350	46.05	46.89	46.537912	NYSE
6 November 2018	5,900	46.785	46.79	46.785169	OTC
6 November 2018	520	46.66	46.75	46.732692	PSE
6 November 2018	15	46.75	46.75	46.750000	XDEA
6 November 2018	100	46.75	46.75	46.750000	XDEX
7 November 2018	300	47.31	47.31	47.310000	BSE
7 November 2018	245	47.29	47.3	47.295918	BYX
7 November 2018	300	47.31	47.31	47.310000	CFX
7 November 2018	1,910	47.31	47.61	47.514188	IEXG
7 November 2018	300	47.29	47.29	47.290000	NASDAQ
7 November 2018	127,914	46.72	47.75	47.251223	NYSE
7 November 2018	13,410	47.31	47.61	47.599072	OTC
7 November 2018	34,421	47	47.61	47.477721	PSE
7 November 2018	200	47.61	47.61	47.610000	XDEX
8 November 2018	484	47.455	47.455	47.455000	CFX
8 November 2018	154,516	46.87	47.54	47.351678	NYSE

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc, (ISIN: GB00BDCPN049)
Dates of purchases:	2, 5, 6, 7 and 8 November
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/4591/181109_Weekly_Buyback_Programme_trade_details_calcs__Cover_page.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: November 9, 2018	By:
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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